May 19, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tom Jones
Mary Beth Breslin
Gary Newberry
Kevin Vaughn

Re:	SunEdison Semiconductor Limited
Registration Statement on Form S-1
Filed September 9, 2013
File Number 333-191052

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of SunEdison Semiconductor Limited (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-191052) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s ordinary shares, no par value, so that the Registration Statement may be declared effective on May 21, 2014, at 3:00 p.m. Eastern Daylight Time, or as soon thereafter as practicable. The undersigned, as the Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

In connection with the above-captioned Registration Statement, we wish to advise that between May 12, 2014 and the date hereof approximately 5,078 copies of the Preliminary Prospectus dated May 12, 2014 were distributed as follows: approximately 3,691 to institutional investors; and approximately 1,387 to prospective underwriters, prospective dealers and others.

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

(Signature page follows)

Very truly yours,

Deutsche Bank Securities Inc.

By:	/s/ Joseph P. Coleman
Name: Joseph P. Coleman
Title: Managing Director

By:	/s/ Benjamin Marsh
Name: Benjamin Marsh
Title: Managing Director

Goldman, Sachs & Co.

By:	/s/ Adam Greene
Name: Adam Greene
Title: Vice President

Signature Page to Acceleration Request Letter